March 9, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Rule 17g-1 Fidelity Bond Filing for American Capital Senior Floating, Ltd.

Dear Sir or Madam:

Enclosed for filing, on behalf of American Capital Senior Floating, Ltd. (the “Corporation”), pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, please find the following:

(i)                                    a copy of the executed fidelity bond for the Corporation (the “Fidelity Bond”); and

(ii)                                 a Certificate of Secretary containing the resolutions of the Board of Directors of the Corporation approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

Very truly yours,

AMERICAN CAPITAL SENIOR FLOATING, LTD.

/s/ Ian P. Fitzgerald
Ian P. Fitzgerald
Vice President, General Counsel and Secretary

Enclosures

FOR MS SCHEDULE Effective Date: January 16, Expiration Date: January 16, 2017 2018 06-683-04-07 Policy Number: Division No: 69 Insured Name: AMERICAN CAPITAL SENIOR FLOATING, LTD. Print date: Feb 28, 2017 Underwriter Name: PETER VOSS Printed by: CATHERINE Phone # : BAYNA Underwriter Phone # : 212-458-2533 ALIAS FOR M NUMBER DESCRIPTION RTQD01 ENVPGE CLETR2 COM001 MNSDEC QP6690 QE0703 QE7215 MNSCPT QF1994 MNSCPT MNSCPT MNSCPT MNSCPT QE7459 MNSCPT MNSCPT MNSCPT MNSCPT MNSCPT MNSCPT QE2392 QE7310 RISK TRANSFER LETTER LETTER 91222 41205 41206 69898 99758 101929 119679 101787 101907 MNSCPT 113011 101036 MNSCPT MNSCPT MNSCPT MNSCPT MNSCPT MNSCPT 78859 83231 ENVELOPE PAGE REGULAR BROKER COVER LETTER POLICYHOLDER NOTICE INVESTMENT COMPANY BLANKET BOND - DEC PAGE Investment Company Blanket Bond guts NEW YORK AMENDATORY - CANCELLATION/NONRENEWAL NOTICE OF CLAIM (REPORTING BY E-MAIL) ERISA RIDER ECONOMIC SANCTIONS ENDORSEMENT NAMED INSURED AMENDED RIDER TERMINATION OR CANCELLATION SECTION AMENDED DISCOVER AND NOTICE AMENDED RIDER PROTECTED INFORMATION EXCLUSION CANCELLATION AMENDATORY (RETURN PRO RATA) NAMED INSURED AMENDED RIDER COMPUTER SYSTEMS FRAUD VOICE INITIATED TRANSFER FRAUD RIDER CLAIMS EXPENSE INSURING AGREEMENT TELEFACSIMILE TRANSFER FRAUD RIDER FRAUDULENT TRANSFER INSTRUCTIONS VIA EMAIL FORMS INDEX ENDORSEMENT NEW YORK LAW 3420 AMENDATORY ENDORSEMENT 2-14057 Page 1 o f 1 NUSFRM Archive Copy

Account Name:	AMERICAN CAPITAL SENIOR FLOATING, LTD.		
Policy Number:	06-683-04-07	Policy Effective Date:	January 16, 2017
Underwriter:	PETER VOSS	Print Date:	Feb 28, 2017

Initial Risk Transfer Assessment Date:		December 21, 2016	
Risk Assessment Date	**Risk Transfer Qualification**	**Risk Assessment Date**	**Risk Transfer Qualification**
01/17/2017	R1	02/13/2017	R1
02/13/2017	R1	02/13/2017	R1
02/23/2017	R1	02/23/2017	R1

Risk Transfer Qualification Key:

R1 - Insurance Accounting - Safe Harbor applies to transaction, no Risk Transfer Worksheet necessary
R2 - Insurance Accounting - Risk Transfer Worksheet completed, approved, and in UW file
R3 - Deposit Accounting - Risk Transfer Worksheet completed, approved, and in UW file
R4 - Bifurcated Accounting (Insurance/Deposit) - Risk Transfer Worksheet completed, approved, and in UW file.
If it has been determined that a Risk Transfer Worksheet needs to be completed, please indicate below the individuals whom are required to sign the worksheet:

____
Underwriter

____
Division President

____
Chief Financial Officer

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Archive Copy

AIG

Sanctions Due Diligence Checklist for Commercial Insureds

The AIG Property Casualty Economic Sanctions Standards require risk-based sanctions due diligence for commercial insureds. This assessment must be made prior to bind. These questions will assist you in completing due diligence pertaining to sanctions risk.

See the AIG PC Sanctions Web Page for guidance, including the following:
- RSAT contacts
- product line underwriting guidance
- de minimis application
- US sanctioned country program summary

(click here or type "sanctions" into the AIG Contact search box).

Insured: *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

Date: *January 17, 2017*

During the course of your regular underwriting review, was there any evidence that would lead you to believe that the Commercial insured (including subsidiaries and branches) has sanctions exposure* in any of the countries / regions listed below?

YES ☐ NO ☐

- Cuba
- Iran
- Myanmar
- Sudan
- Syria
- North Korea
- Belarus
- Zimbabwe
- Crimea region of Ukraine

For the purpose of this question, "exposure" means any of the following:

- insured is incorporated, domiciled or located in any of the above listed countries
-insured conducts business activity involving Cuba, Crimea region of Ukraine, Iran, Syria or Sudan (e.g. services, shipments, sales, supply channels, covered property).
- information obtained shows that insured board members or officers are domiciled in Cuba, Crimea region of Ukraine, Iran, Syria or Sudan, or that an insured is majority owned by individuals or entities incorporated, domiciled or located in Cuba, Crimea region of Ukraine, Iran, Syria, Sudan. This information must be screened and evaluated.

It is important to be alert to evidence of sanctions exposure during your regular underwriting review. Common underwriting sources that may contain information which would indicate a sanctions exposure are listed below:

- Underwriting file/submission
- Company website
- Annual (or other) reports
- Discussion with customer/broker
- Schedules of covered property, routes, vessels, locations*

***Note:** Endorsements, schedules, tax forms and other policy-related documents should not refer to sanctioned countries in a way that could suggest coverage, regardless of whether a sanctions exclusion is included in the policy.

For AIG in Canada Underwriters please see the most current version of the local Economic Sanctions Guidelines issued by Compliance.

All sanctions exposure must be escalated to the Regional Sanctions Assistance Team (RSAT)

US and Canada:
sanctions@aig.com

Asia Pacific:
sanctions.asiapacific@aig.com

Central:
sanctions.central@aig.com

Latin America:
sanctions.lacr@aig.com

Europe:
sanctions.europe@aig.com

Japan:
sanctions.fareast@aig.co.jp

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Archive Copy

BRANCH

Page 1 of 1

The material contained herein is proprietary to AIG and is intended for internal use only by employees of AIG. Unauthorized disclosure, dissemination, copying, or other use of this material without the express written permission of AIG is strictly prohibited.
Copyright © 2015 AIG. All rights reserved.

PETER VOSS Acknowledgement By: January 17, 2017 Acknowledgement On: AMERICAN CAPITAL SENIOR FLOATING, LTD. Insured Name: 066830407 Submission/Policy Number: Archive Copy

National Union Fire Insurance Company of Pittsburgh, Pa.
175 Water Street
New York, NY 10038

212- 458- 5000

AIG

February 28, 2017

Direct Dial: 212- 458- 2533

Kelso Davis
AON RISK SERVICES NORTHEAST INC
199 WATER ST
NEW YORK, NY 10038- 3526

RE: **AMERICAN CAPITAL SENIOR FLOATING, LTD.**

Policy Number: **06- 683- 04- 07**

Dear Kelso

Enclosed please find the original and copy(ies) of the policy and/or endorsement(s) for the captioned account.

If you have any questions, please feel free to contact me at the above listed number.

Very truly yours,

PETER VOSS
Assistant Vice President
Executive Liability
212- 458- 2533

Enc.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

1503627
2-14057

BRANCH
Archive Copy

POLICYHOLDER NOTICE Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www .aig.com/producer-compensation or by calling 1-800-706-3102. 91222 (9/16A)rchive Copy

AIG

National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

POLICY NUMBER: 06-683-04-07 REPLACEMENT OF POLICY NUMBER: 06-180-20-71

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

Item 1	Name of Insured (herein called Insured):	AMERICAN CAPITAL SENIOR FLOATING, LTD.
	Principal Address	245 PARK AVENUE, 43RD FLOOR NEW YORK, NY 10167
Item 2.	Bond Period: from January 16, 2017 12:01a.m. to January 16, 2018 12:01a.m. the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates	
Item 3.	Limit of Liability--Subject to Sections 9, 10 and 12 hereof,	

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$1,000,000	$0
Insuring Agreement (B)-AUDIT EXPENSE	$50,000	$5,000
Insuring Agreement (C)-ON PREMISES	$1,000,000	$50,000
Insuring Agreement (D)-IN TRANSIT	$1,000,000	$50,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$1,000,000	$50,000
Insuring Agreement (F)-SECURITIES	$1,000,000	$50,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$1,000,000	$50,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000
Additional Insuring Agreements		
Insuring Agreement (I)-COMPUTER SYSTEMS	$1,000,000	$50,000
Insuring Agreement (J)-CLAIMS EXPENSE	$50,000	$5,000
Insuring Agreement (K)-VOICE INITIATED TRANSFER FRAUD	$1,000,000	$50,000
Insuring Agreement (L)-TELEFACSIMILE TRANSFER FRAUD	$1,000,000	$50,000
Insuring Agreement (M)-FRAUDULENT TRANSFER INSTRUCTIONS VIA EMAIL	$1,000,000	$50,000

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
41205 (04/95) 1
Archive Copy
© All rights reserved.

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16
Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) uch termination or cancellation to be effective as of the time this bond becomes effective. 06-180-20-71

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
41205 (04/95)
2
Archive Copy
© All rights reserved.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer. PRESIDENT Nation al Union Fire Insurance Company of Pittsburgh , Pa. SECRETARY Nation al Union Fire Insurance Company of Pittsburgh, Pa. AUTHORIZED REPRESENTATIVE COUNTERSIGNED AT DATE COUNTERSIGNATURE AON 199 NEW RISK SERVICES NORTHEAST WATER ST YORK, NY 10038-3526 INC 1503627 2-14057 41205 (04/95) 3 © All rights reserved. Archive Copy

National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84) BRANCH Archive Copy 1 © All rights reserved.

vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business,

NOTICE: THESE POLICY FORMS AND THE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84) BRANCH Archive Copy 2 © All rights reserved.

guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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who acts as transfer agent or in shall have the respective meanings stated in issuing checks, drafts or securities (1) any of the Insured's officers, (8) those persons so designated in (2) any of the officers or employees of Securities, and whose principal assets are acquired a) an investment advisor, merger with, or purchase of assets c) a transfer agent or shareholder predecessor. and d) an administrator authorized by perform leg al services for the financial and/ or other required attorneys while such attorneys or furnishing temporary personnel on personnel or processors asset and Section 1(a) and their partners, corporation authorized by written collectively be deemed to be one perform services as electronic data bond , excepting , however, the last THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS: SECTION 1. DEFINITIONS accounting records of the Insured, The following term s, as used in this bond , but excluding any such processor this Section: any other agency capacity in (a) "Employee" means: for the Insured, unless included under Sub-section (9) hereof, and partners, or employees, and Section 15, Central Handling of any predecessor of the Insured (9) any officer, partner or Employee of by the Insured by consolidation or b) an underwriter (distributor), or capital stock of such accounting record-keeper, or (3) attorneys retained by the Insured to written agreement to keep Insured and the employees of such records, the employees of such attorneys for an Investment Company named are performing such services for as Insured while performing acts the Insured, and coming within the scope of the (4) guest students pursuing their usual duties of an officer or studies or duties in any of the Employee of any Investment Insured's offices, and Company named as Insured herein, (5) directors or trustees of the Insured, or while acting as a member of any the investment advisor, underwriter committee duly elected or (distributor), transfer agent, or appointed to examine or audit or shareholder accounting record have custody of or access to the keeper, or administrator authorized Property of any such Investment by written Agreement to keep Company, provided that only financial and/ or other required Employees or partners of a transfer records, but only while perform in gagent, shareholder accounting acts coming within the scope of record-keeper or administrator the usual duties of an officer or which is an affiliated person as Employee or while acting as a defined in the Investment Company member of any committee duly Act of 1940, of an Investment elected or appointed to examine or Company named as Insured or is audit or have custody of or access an affiliated person of the adviser, to the Property of the Insured, and underwriter or administrator of (6) any individual or individuals such Investment Company, and assigned to perform the usual which is not a bank, shall be duties of an Employee within the included within the definition of premises of the Insured, by Employee. contract, or by any agency Each employer of temporary a contingent or part-time basis, forth in Sub-Sections (6) and of (7) each natural person, partnership or officers and employees shall Agreement with the Insured to person for all the purposes of this processor of checks or other paragraph of Section 13. 41206 (9/ 84) B RAN Archive Copy 5 All rights reserved.

(e) "Items of Deposit" means any one or character shall not be considered Deposit shall not be deemed SECTION 2. EXCLUSIONS U.S. Saving s Stamps, bullion, precious (a) loss effected directly or indirectly by watches, necklaces, bracelets, g ems, in any instrument, except when bond s, securities, evidences of debts, (F) or (G). receipts, warrants, rights, puts, calls, drafts, bills of exchange, acceptances, outside the United States of America money orders, warehouse receipts, naval or usurped power, war or contracts, abstracts of title, insurance transit in the circumstances recited in estate and/ or chattels and upon when such transit was initiated, there such policies, mortgages and commotion, military, naval or usurped including books of account and other of any person acting for the Insured in conduct of its business, and all other (c) loss, in time of peace or war, directly of the foregoing including Electronic from the effects of nuclear fission or enumerated above (but excluding all however, that this paragraph shall not Insured has an interest or in which the uses of nuclear energy. acquired an interest by reason of a acts of any person who is a member condition at the time of the Insured's Insured or a member of any equivalent purchase of the principal assets of, unless such person is also an the Insured for any purpose or in any owner or partner of the Insured in Insured for any purpose or in any loss resulting from the act or acts of g ratuitously or not and whether or not of a member of such Board or partial non-payment of, or default name of another with intent to nature of, or amounting to, a loan of one's own name with or without or any of its partners, directors or purpose. Brokers, or other agents under contract the Investment Company Act of 1940. or representatives of the same general Employees. more checks and drafts. Items of (b) "Property" means money (i.e.. currency, uncollectible until the Insured's coin, bank notes, Federal Reserve collection procedures have failed. notes), postage and revenue stamps, metals of all kinds and in any form and THIS BOND DOES NOT COVER: articles made therefrom, jewelry, precious and semi-precious stones, means of forgery or alteration of, on or debentures, scrip, certificates, interim covered by Insuring Agreement (A), (E), straddles, spreads, transfers, coupons, (b) loss due to riot or civil commotion notes, checks, withdrawal orders, and Canada; or loss due to military, bills of lading , conditional sales insurrection unless such loss occurs in policies, deeds, mortgages under real Insuring Agreement (D), and unless, interests therein, and assignments of was no knowledge of such riot, civil instruments, and other valuable papers, power, war or insurrection on the part records used by the Insured in the initiating such transit. instruments similar to or in the nature or indirectly caused by or resulting Representations of such instruments fusion or radioactivity; provided, data processing records) in which the apply to loss resulting from industrial Insured acquired or should have (d) loss resulting from any wrongful act or predecessor's declared financial of the Board of Directors of the consolidation or merger with, or body by whatsoever name known such predecessor or which are held by Employee or an elected official, partial capacity and whether so held by the some other capacity, nor, in any event, capacity and whether so held any person while acting in the capacity the Insured is liable therefor. equivalent body. (c) "Forgery" means the signing of the (e) loss resulting from the complete or deceive; it does not include the signing upon, any loan or transaction in the authority, in any capacity, for any made by or obtained from the Insured Employees, whether authorized or (d) "Larceny and Embezzlement" as it unauthorized and whether procured in applies to any named Insured means good faith or through trick, artifice, those acts as set forth in Section 37 of fraud or false pretenses. unless such 41206 (9/ 84) B RAN Archive Copy 6 All rights reserved.

the existence of or Amount of loss purchase or sale of securities, (b) indemnity is provided for under Security Exchanges or over the bank of the Insured or within the office through the misplacement or loss of payment or withdrawal or unless such Agreement (C)or (D) while the Agreement (A). armored motor vehicle Company, SECTION 3. ASSIGNMENT OF RIGHTS indemnity in force in whatsoever form for. except loss of Property in transit in This bond  is for the use and benefit only of no knowledge by the Insured of any Underwriter shall not be liable hereunder for (2) to do damage to the premises or loss is covered under Insuring Property of the Insured, except Agreement (A), (E) or (F). when covered under Insuring (f) loss resulting from any violation by the Agreement (A). Insured or by any Employee (k) all costs, fees and other expenses (1) of law regulating (a) the issuance, incurred by the Insured in establishing securities transactions upon covered under this bond  unless such counter market,(c) Investment Insuring Agreement (B). Companies, or (d) Investment(l) loss resulting from payments made or Advisors, or withdrawals from the account of a (2) of any rule or regulation made customer of the Insured, shareholder pursuant to any such law, unless or subscriber to shares involving funds such loss, in the absence of such erroneously credited to such account, laws, rules or regulations, would be unless such payments are made to or covered under Insuring Agreements withdrawn by such depositor or (A) or (E).representative of such person, who is (g ) loss of Property or loss of privileges within the premises of the drawee Property as set forth in Insuring of the Insured at the time of such Property is in the custody of any payment is covered under Insuring unless such loss shall be in excess of (m) any loss resulting from Uncollectible the Amount recovered or received by Items of Deposit which are drawn from the Insured under (a) the Insured's a financial institution outside the fifty contract with said armored motor states of the United States of America, vehicle company, (b) insurance carried District of Columbia, and territories and by said armored motor vehicle possessions of the United States of Company for the benefit of users of its America, and Canada. service, and (c) all other insurance and carried by or for the benefit of users This bond  does not afford coverage in favor of said armored motor vehicle of any Employers of temporary personnel or company's service, and then this bond  of processors as set forth in sub-sections (6) shall cover only such excess. and (7) of Section 1(a) of this bond , as (h) potential income, including but not aforesaid, and upon payment to the Insured limited to interest and dividends, not by the Underwriter on account of any loss realized by the Insured because of a through dishonest or fraudulent act(s) loss covered under this bond , except including Larceny or Embezzlement committed as included under Insuring Agreement by any of the partners, officers or employees (I). of such Employers, whether acting alone or in (i) all damages of any type for which the collusion with others, an assignment of such Insured is leg ally liable, except direct of the Insured's rights and causes of action compensatory damages arising from as it may have against such Employers by loss covered under this bond . reason of such acts so committed shall, to(j) loss through the surrender of Property the extent of such payment, be given by the away from an office of the Insured as Insured to the Underwriter, and the Insured a result of a threat shall execute all papers necessary to secure (1) to do bodily harm to any person, to the Underwriter the rights herein provided the custody of any person acting SECTION4. LOSS-NOTICE-PROOF-LEGAL as messenger provided that when PROCEEDINGS such transit was initiated there was such threat, or the Insured named in the Declarations and the 41206 (9/ 84) B RAN Archive Copy 7 All rights reserved.

loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84) BRAND Archive Copy 8 © All rights reserved.

be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or
(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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SECTION15. CENTRALHANDLING OF Data Pro cesso r co vered under this clerks and o ther em plo yees o f the New Yo rk cancellatio n o f thisbo nd as anentirety, Midwest Sto ck Exchang e, Pacific Sto ck Ex-theInsured m ay g ive to the Underwriter hereinaftercalled Exchang es, and o f the additio nal perio d o f 12 m o nths within which no m inee in who se nam e is reg istered any prio r to the effective date o f such term inatio n central handling o f securities established and prem ium therefo r. definitio n a recog nized service co m pany shall insurance o btained by the Insured, its perso nnel to said Exchang es o r Co rpo ratio n party, replacing in who le o r in part the Underwriter shall be liable hereunder o nly fo r g iving no tice o f such term inatio n. In the event but in no event fo r m o re than the Lim it o f term inated, as pro vided abo ve, the Sectio n 16[d]), o r prem ium . (b) as to any Em plo yee 60 days after The rig ht to purchase such additio nal perio d receipt by each Insured and by the fo r the disco very o f lo ss m ay no t be Securities and Exchang e Co mm issio n exercised by any State o r Federal o fficial o r o f a written no tice fro m the ag ency, o r by any receiver o r liquidato r, Underwriter o f its desire to term inate acting o r appo inted to take o ver the Insured's this bo nd as to such Em plo yee, o r business fo r the o peratio n o r fo r the (c) as to any perso n, who is a partner,liquidatio n thereo f o r fo r any o ther purpo se. o fficer o r em plo yee o f any Electro nic bo nd, fro m and after the tim e that the SECURITIES Insured o r any partner o r o fficer Securities included in the system s fo r the thereo f no t in co llusio n with such central handling o f securities established and perso n shall have kno wledg e o r m aintained by Depo sito ry Trust Co m pany, info rm atio n that such perso n has Midwest Depo sito ry Trust Co m pany, Pacific co mm itted any disho nest o r fraudulent Securities Depo sito ry Trust Co m pany, and act(s), including Larceny o r Philadelphia Depo sito ry Trust Co m pany, Em bezzlem ent in the service o f the hereinafter called Co rpo ratio ns, to the extent Insured o r o therwise, whether such act o f the Insured's interest therein as effective be co mm itted befo re o r after the tim e by the m aking o f appro priate entries o n the this bo nd is effective. boo ks and reco rds o f such Co rpo ratio ns shall SECTION 14. RIGHTS AFTER TERMINATION OR be deem ed to be Pro perty. CANCELLATION The wo rds "Em plo yee" and "Em plo yees" shall At any tim e prio r to the term inatio n o r be deem ed to include the o fficers, partners, whether by the Insured o r the Underwriter, Sto ck Exchang e, Bo sto n Sto ck Exchang e, no tice that it desires under this bo nd an chang e and Philadelphia Sto ck Exchang e, to disco ver lo ss sustained by the Insured abo ve nam ed Co rpo ratio ns, and o f any o r cancellatio n and shall pay an additio nal security included within the system s fo r the m aintained by such Co rpo ratio ns, and any Upo n receipt o f such no tice fro m the Insured, em plo yee o f any recog nized service co m pany, the Underwriter shall g ive its written co nsentwhile such o fficers, partners, clerks and o ther thereto ; pro vided, ho wever, thatsuchem plo yees and em plo yeeso fservice additio nal perio d o ftim eshall term inateco m panies perfo rm services fo rsuch imm ediately;Co rpo ratio ns in the o peratio n o fsuch (a) o n the effective date o f any o thersystem s. Fo r thepurpo seo fthe abo ve successo r in business o r any o ther be any co m pany pro viding clerks o r o ther insurance affo rded by this bo nd, o n a co ntract basis. whether o r no t such o ther insurance The Underwriter shall no t be liable o n acco unt pro vides co verag e fo r lo ss sustained o f any lo ss(es) in co nnectio n with the central prio r to its effective date, o r handling o f securities within the system s (b) upo n takeo ver o f the Insured's established and m aintained by such business by any State o r Federal Co rpo ratio ns, unless such lo ss(es) shall be in o fficial o r ag ency, o r by any receiver excess o f the am o unt(s) reco verable o r o r liquidato r, acting o r appo inted fo r reco vered under any bo nd o r po licy o f this purpo se insurance indem nifying such Co rpo ratio ns, witho ut the necessity o f the Underwriter ag ainst such lo ss(es), and then the that such additio nal perio d o f tim e is the Insured's share o f such excess lo ss(es), Underwriter shall refund any unearned Liability applicable hereunder. 41206 (9/ 84) B RANACrcH hive Copy11 All rights reserved.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond,

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84) BRAND Archive Copy 12 © All rights reserved.

effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84) BRANCH Archive Copy 13
© All rights reserved.

ENDORSEMENT# *1*

This endorsement, effective *12:01 am January 16, 2017* forms a part of policy number *06-683-04-07*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

NEW YORK AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "Insured" means the Named Corporation, Named Organization, Named Sponsor, Named Insured, Named Entity or Insured stated in the declarations page;

The policy is hereby amended as follows:

I. The Cancellation and When We Do Not Renew provisions are deleted and replaced by the following:

(a) CANCELLATION BY THE INSURED

This policy may be cancelled by the Insured by surrender of this policy to the Insurer or by giving written notice to the Insurer stating when thereafter such cancellation shall be effective. The Policy Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

(b) CANCELLATION, NONRENEWAL AND CONDITIONAL RENEWAL BY THE INSURER

(i) If this policy has been in effect for sixty (60) or fewer days when cancellation notice is mailed, and this policy is not a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than twenty (20) days thereafter (fifteen (15) days thereafter if cancellation is because of one of the reasons for cancellation set forth in subsection (ii) below) the cancellation shall be effective. Notice of cancellation issued by the Insurer shall specify the grounds for cancellation.

(ii) If this policy has been in effect for more than sixty (60) days when notice of cancellation is mailed, or if this policy is a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than fifteen (15) days thereafter the cancellation shall be effective; however, such cancellation must be based on one or more of the following:

(A) nonpayment of premium, provided, however, that a notice of cancellation on this ground shall inform the first Named Insured of the amount due;
(B) conviction of a crime arising out of acts increasing the hazard insured against;
(C) discovery of fraud or material misrepresentation in the obtaining of the policy or in the presentation of a claim thereunder;
(D) after issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition, that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current Policy Period;

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

2-14057
END 001
69898 (9/06) BRANCH Archive Copy Page 1 of 4

ENDORSEMENT# *1* (continued)

(E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;

(F) required pursuant to a determination by the New York Superintendent of Insurance that continuation of the present premium volume of the Insurer would jeopardize the Insurer's solvency or be hazardous to the interests of Insureds of the Insurer, its creditors or the public;

(G) a determination by the New York Superintendent of Insurance that the continuation of the policy would violate, or would place the Insurer in violation of, any provision of the New York Insurance Law;

(H) revocation or suspension of an Insured's license to practice his profession; or

(I) where the Insurer has reason to believe that there is a probable risk or danger that the Insured will destroy or permit the destruction of the insured property for the purpose of collecting the insurance proceeds, provided, however, that:

  (1) a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the department of the ground for cancellation is desired pursuant to item (3) of this subparagraph (I);

  (2) notice of cancellation on this ground shall be provided simultaneously by the Insurer to the department; and

  (3) upon written request of the Insured made to the department within ten days from the Insured's receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds no sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Notice of cancellation by the Insurer shall specify the grounds for cancellation.

(iii)

(A) The Insurer shall mail to the Insured, and to his authorized insurance agent or broker, written notice indicating the Insurer's intention:

  (1) not to renew this policy;

  (2) to condition its renewal upon change of limits, change in type of coverage, reduction of coverage, increased deductible or addition of exclusions or upon increased premiums in excess of ten percent; (exclusive of any premium increase generated as a result of increased exposure units or as a result of experience rating, loss rating, or audit);

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
© All rights reserved.
END 001
69898 (9/06) BRANCH Archive Copy Page 2 of 4

ENDORSEMENT# *1* (continued)

(3) that the policy will not be renewed or will not be renewed upon the same terms, conditions or rates; such alternative renewal notice must be mailed or delivered on a timely basis and advise the Insured that a second notice shall be mailed at a later date indicating the Insurer's intention as specified in subparagraph (1) or (2) of this paragraph (A) and that coverage shall continue on the same terms, conditions and rates as expiring, until the later of the expiration date or sixty (60) days after the second notice is mailed or delivered; such alternative renewal notice also shall advise the insured of the availability of loss information and, upon written request, the request, the insurer shall furnish such loss information within ten (10) days to the insured.

(B) A nonrenewal notice as specified in subparagraph (1), a conditional renewal notice as specified in subparagraph (2), and the second notice described in subparagraph (3) of paragraph (A) of this subsection (iii) shall contain the specific reason or reasons for nonrenewal or conditional renewal, and set forth the amount of any premium increase and nature of any other proposed changes.

(C) The notice required by paragraph (A) of this subsection (iii) shall be mailed at least sixty (60) but not more than one hundred twenty (120) days in advance of the end of the Policy Period.

(D)

(1) If the Insurer employs an alternative renewal notice as authorized by subparagraph (3) of paragraph (A) of this subsection (iii), the Insurer shall provide coverage on the same terms, conditions, and rates as the expiring policy, until the later of the expiration date or sixty (60) days after the mailing of the second notice described in such subparagraph.

(2) Prior to the expiration date of the policy, in the event that an incomplete or late conditional renewal notice or a late nonrenewal notice is provided by the Insurer, the Policy Period shall be extended, at the same terms and conditions as the expiring policy, except that the annual aggregate limit of the expiring policy shall be increased in proportion to the policy extension, and at the lower of the current rates or the prior period's rates, until sixty (60) days after such notice is mailed, unless the Insured elects to cancel sooner.

(3) In the event that a late conditional renewal notice or a late nonrenewal notice is provided by the insurer on or after the expiration date of the policy, coverage shall remain in effect on the same terms and conditions of the expiring policy for another required policy period, and at the lower of the current rates or the prior period's rates unless the insured during the additional required policy period has replaced the coverage or elects to cancel, in which event such cancellation shall be on a pro rata premium basis.

(iv) Nothing herein shall be construed to limit the grounds for which the Insurer may lawfully rescind this policy or decline to pay a claim under this policy.

NOTICE: THESE POLICY FORMS AND APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

2-14057 *END 001*

69898 (9/06) **BRANCH** *Archive Copy* Page 3 of 4

ENDORSEMENT# *1* (continued)

(v) Notice required herein to be mailed to the Insured shall be mailed to the Insured at the address shown in Item 1 of the Declarations.

Notice required herein to be mailed by the Insurer shall be sent by registered, certified or other first class mail. Delivery of written notice shall be equivalent to mailing.

Proof of mailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period shall terminate at the effective date and hour of cancellation or nonrenewal specified in such notice.

(vi) If this policy shall be cancelled by the Insured, the Insurer shall retain the customary short rate proportion of the premium hereon.

If this policy shall be cancelled by the Insurer, the Insurer shall retain the pro rata proportion of the premium hereon.

Payment or tender of any unearned premium by the Insurer shall not be a condition of cancellation, but such payment shall be made as soon as practicable.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved

2-14057 ***END 001***

69898 (9/06) ***BRANCH*** ***Archive Copy*** Page 4 of 4

ENDORSEMENT# 2

This endorsement, effective 12:01 am January 16, 2017 forms a part of policy number 06-683-04-07
issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

   c-claim@AIG.com

   Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

   In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2. *Definitions*: For this endorsement only, the following definitions shall apply:

   (a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

   (b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

   (c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

2-14057
99758 (8/08) BRANCH
Archive Copy
END 002
Page 1 of 1

3 EN DORSEM EN T# 12:01 am January 16, 2017 This endo rsem ent, effective fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by ERISA RIDER It is agreed that: 1. The Name of Insured stated in the Declarations is amended to include the following as an Insured under the attached bond: any of the Insured's Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which are required to be bonded under the Employee Retirement Income Security Act of 1974 ("ERISA") (as amended). 2. Solely for the purpose of the coverage provided by this rider, the definition of "Employee" is amended to include the following at the end thereof: Employee shall also include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan. 3. Solely for the purpose of the coverage provided by this rider, if the attached bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately. 4. In compliance with the foregoing, payment by the Underwriter in accordance with the agreements, limitations and conditions of the attached bond shall be held by the Insured, or if more than one by the Insured first named in the Declarations, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder. 2-14057 101929 (06/09) B RAANrcCHhive Copy END 3

ENDORSEMENT# 3 (Continued)

This endorsement, effective 12:01 am January 16, 2017 forms a part of policy number 06-683-04-07
issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

5. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

6. Solely for the purpose of the coverage afforded by this rider, the Deductible Amount stated in the Declarations applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of ERISA.

7. The attached bond is amended by adding the following section at the end of the **CONDITIONS AND LIMITATIONS** Clause:

DISCOVERY PERIOD

Upon cancellation or termination of this bond as an entirety (other than cancellation as a result of non-payment of premium), whether by the Insured or by the Underwriter, the Insured shall be entitled to an additional period of twelve (12) months within which to discover loss sustained by a Plan(s) or Plan Official(s) prior to the effective date of such termination or cancellation (hereinafter the "Discovery Period"). The Discovery Period may not be cancelled by the Insured or the Underwriter.

Notwithstanding the foregoing, the Discovery Period shall terminate immediately on the effective date of:

(a) any renewal bond or policy hereof obtained by the Insured from the Underwriter or another insurance company subsidiary of American International Group, Inc. (AIG); or

(b) any other insurance obtained by the Insured, its successor in business or any other party from an insurer other than the Underwriter or another insurance

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
101929 (06/09) BRANCH END 3
Archive Copy

3 EN DORSEM EN T# (Con ti n u e d ) This endo rsem ent, effective 12:01 am January 16, 2017 fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by company subsidiary of AIG which replaces, in whole or in part, the insurance afforded by this bond (hereinafter "Replacement Coverage") without the necessity of the Underwriter giving notice of such termination; provided, however, that such Replacement Coverage must provide coverage for loss sustained prior to its effective date. If such Replacement Coverage does not provide coverage for loss sustained prior to its effective date, the Discovery Period shall not immediately terminate. As used in this Section, Plan(s) means any of the Insured's Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which may be required to be bonded under the Employee Retirement Income Security Act of 1974 (as amended) ("ERISA"). As used in this Section, Plan Official(s) means, with respect to any Plan(s), any person(s) defined as such under ERISA. 8. Nothing contained terms, limitations, above stated. here shall be conditions, or held to vary, alter, waive or extend any of the agreements of the attached bond other than as 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 3 101929 (06/09) B RANCH Archive Copy

4 EN DORSEM EN T# This endo rsem ent, effective at 12:01 am January 16, 2017 fo rm s a part o f 06-683-04-07 Po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. Issued to : National Union Fire Insurance Company of Pittsburgh, Pa. By: Pro duct Nam e: zManually Issued Policy ECONOMIC SANCTIONS ENDORSEMENT This endorsement modifies insurance provided under the following: Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced Control ("OFAC"). by the U.S. Treasury Department's Office of Foreign Assets ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. AUTHORIZED REPRESENTATIVE All rig hts reserved. END 004 Pag e 1 o f 1 2-14057 119679 (9/ 15) ArchiB RveANCopCHy

5 EN DORSEM EN T# 12:01 am January 16, 2017 This endo rsem ent, effective fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by N AM ED IN SU RED AM EN DED RIDER (SUBSIDIARY AND JOINT VENTURE) It is agreed that: 1. The Named of Insured listed in Item 1 of the Declarations ("Named Insured") shall also include any entity now or hereafter owned, controlled and/or managed by the Named Insured, provided however that any such entity so included as Insured under this Bond by reason of this rider must be more than fifty percent (50%) owned or controlled and managed by the Named Insured and is subject to the provisions of General Agreement B. If the Named Insured's interest in a joint venture is fifty percent (50%) or less, coverage is limited only to the Insured's interest in such joint venture. If, however, all three of the following conditions apply: (a) (b) the Insured has the largest ownership of any joint venture partner; the Insured is contractually obligated to manage and supervise the operation; and the Insured's policies and procedures (including, but not limited to, the Insured's internal control policies and procedures) are established and adhered to for operation of the joint venture, (c) then such joint venture will be covered one hundred (100%) percent. 2. Nothing contained terms, limitations, above stated. here shall be conditions, or held to vary, alter, waive or extend any of the agreements of the attached bond other than as 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 5 101787 (06/09) B RANCH Archive Copy

ENDORSEMENT# 6

This endorsement, effective *12:01 am* *January 16, 2017* forms a part of policy number *06-683-04-07*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

TERMINATION OR CANCELLATION SECTION AMENDED
(CHANGE "60 DAYS" TO 90 DAYS")

It is agreed that:

1. In the first paragraph of the Section entitled "TERMINATION OR CANCELATION" of the attached bond, the words "60 days" are deleted and replaced with the words "90 days."

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

2-14057

AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE DEPARTMENT REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

101907 (06/09) BRANCH Archive Copy END 6

7 EN DORSEM EN T# 12:01 am January 16, 2017 This endo rsem ent, effective fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by DISCOVER AN D N OTICE AM EN DED RIDER (60 DAYS) In consideration of the premium charged, it is hereby understood and agreed that this bond is amended as follows: 1. The second sentence of the first paragraph of Section 4. LOSS - NOTICE/ PROOF - LEGAL PROCEEDINGS is deleted in its entirety and replaced with the following: At the earliest practicable moment after discovery of any loss hereunder, not to exceed 60 days after such discovery, the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. 2. In General Agreement C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond), the first sentence of the second paragraph is deleted in its entirety and replaced with the following: The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. 3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated. 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 7 MNSCPT B RANCH Archive Copy

8 EN DORSEM EN T# 12:01 am January 16, 2017 This endo rsem ent, effective fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by PROTECTED IN FORM ATION EXCLU SION This rider modifies insurance provided under the following: BROKER-DEALER GUARD BOND CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14 FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15 FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24 FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25 FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND) INVESTMENT COMPANY BLANKET BOND It is agreed that: 1. Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any: (i) confidential or non-public; or (ii) personal or personally identifiable; information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard. This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, 2. limitations, conditions, stated. or agreements of the attached bond other than as above 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 8 113011 (10/12) B RANCH Archive Copy

ENDORSEMENT# *9*

This endorsement, effective at *12:01 am* *January 16, 2017* forms a part of
Policy number *06-683-04-07*
Issued to: *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

CANCELLATION AMENDATORY
(RETURN PRO RATA)

Wherever used herein: (1) "Policy" means the policy or bond to which this endorsement or rider is made part of; (2) "Insurer" means the "Insurer," "Underwriter," "Company" or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) "Named Entity" means the "Named Entity," "Named Corporation," Named Organization," "Named Sponsor," "Named Insured," "First Named Insured," "Insured's Representative," "Policyholder" or equivalent term stated in Item 1 of the Declarations; and (4) "Period" means the "Policy Period," "Bond Period" or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Named Entity, the Insurer shall return to the Named Entity the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

2-14057
101036 (4/09)
END 009
Archive Copy
Page 1 of 1

ENDORSEMENT# *10*

This endorsement, effective *12:01 am January 16, 2017* forms a part of policy number *06-683-04-07*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

NAMED INSURED AMENDED RIDER
(NEWLY CREATED INVESTMENT COMPANY OR PORTFOLIO)

It is agreed that:

1. Item 1. Name of Insured on the Declarations Page shall include any Newly Created Investment Company or Portfolio, provided that the assets of such Newly Created Investment Company or Portfolio do not exceed 15% of the existing investment assets of the Insured first named on Declarations at the time of such investment company's or portfolio's.

2. The Insured shall submit to the Underwriter, by the end of the Bond Period, a list of all Newly Created Investment Companies or Portfolios and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or Portfolios, unless said prospectus and statements of additional information have been previously submitted.

   Following the end of the Bond Period, any Newly Created Investment Company or Portfolio created during the Bond Period of this Bond, will continue to be an Insured only if the Underwriter is notified as set forth in the above paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or portfolio to the Bond by a Rider of this Bond.

3. For purposes of this Rider, "Newly Created Investment Company(ies) or Portfolio(s)" shall mean any investment company or portfolio for which registration with the Securities and Exchange Commission has been declared.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

This Rider shall become effective as of 12:01 a.m. on standard time.

AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

2-14057
MNSCPT
BRANCH END 10
Archive Copy

11 EN DORSEM EN T# 12:01 am January 16, 2017 This endo rsem ent, effective fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by COM PU TER SYSTEM S FRAU D In consideration of the premium charged the bond is amended as follows: I. The bond is hereby amended by adding Insuring Agreement (I) to the bond as follows: (I) COMPUTER SYSTEMS Loss resulting directly from a fraudulent (1) entry of Electronic Data or Computer Program into, or (2) change of Electronic Data or Computer Program within any Computer Systems operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement A of this bond; provided that the entry or change causes (i) (ii) property to be transferred, paid or delivered, an account of the Insured, or of its customer, to be added, deleted, debited or credited, or an unauthorized account or a fictitious account to be debited or credited. (iii) II. For the purpose of the coverage afforded by this Insuring Agreement, the following definitions shall be added to the policy: "Fraudulent Entry" or "Fraudulent Change" shall include such entry or change made by an Employee of the Insured acting in good faith: (a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or 2-14057 MNSCPT B RAANrcCHhive Copy END 11

ENDORSEMENT# *11* **(Continued)**

This endorsement, effective *12:01 am* *January 16, 2017* forms a part of policy number *06-683-04-07*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(b) on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) identified in the application for this bond purportedly sent by a customer, financial institution or automated clearinghouse;

"Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

"Computer Systems" means:

1) computers with related peripheral components, including storage components wherever located,

2) systems and applications software,

3) terminal devices, and

4) related communication networks, including the Internet,

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

"Electronic Data" means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

"Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

"Tested" means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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11 EN DORSEM EN T# (Con ti n u e d ) This endo rsem ent, effective 12:01 am January 16, 2017 fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by "Internet" means worldwide public network of computers, which are commonly referred to as the "internet". III. For the purpose of the coverage afforded by this Insuring Agreement, the following exclusions shall be added to the policy: A. loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract; B. loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal; C. loss resulting directly or indirectly from 1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or 2) failure or breakdown of electronic data processing media, or 3) error or omission in programming or processing; D. loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism; E. loss resulting directly from the theft of confidential information 2-14057 MNSCPT B RAANrcCHhive Copy END 11

ENDORSEMENT# *11* **(Continued)**

This endorsement, effective *12:01 am* *January 16, 2017* forms a part of policy number *06-683-04-07*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

IV.

Solely with respect to the coverage afforded by this endorsement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be deemed to be one loss and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a one loss and shall be limited to the applicable Limit of Liability as described above.

V.

Solely with respect to the coverage afforded by this endorsement, Section 2. EXCLUSIONS (y) is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

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MNSCPT

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

BRANCH END 11
Archive Copy

12 EN DORSEM EN T# 12:01 am January 16, 2017 This endo rsem ent, effective fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by VOICE IN ITIATED TRAN SFER FRAU D RIDER It is agreed that: 1. The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof: VOICE INITIATED TRANSFER FRAUD Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from: (1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer; (2) an individual person who is a Customer of the Insured; or (3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but coverage as is afforded by this Insuring Agreement shall only apply if the voice instruction was not from a person described in (1), (2), or (3) above, provided that: (i) such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and (ii) if the transfer was in excess of $50,000, the voice instruction was verified by a call-back according to a prearranged procedure. Proof of loss for claim(s) under this Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required. Solely for the purpose of the coverage provided by the VOICE INITIATED TRANSFER FRAUD Insuring Agreement, the following definitions shall apply : 2-14057 MNSCPT B RAANrcCHhive Copy END 12

12 EN DORSEM EN T# (Con ti n u e d ) This endo rsem ent, effective 12:01 am January 16, 2017 fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by "Customer" means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism. "Funds" means Money on deposit in an account. 2. Solely for the purpose of the coverage provided by this Insuring Agreement, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is amended to include the following exclusion at the end thereof: loss alleging, arising out of, based upon or attributable to any actual or alleged contractual liability of any Insured under any express contract or agreement; provided, however, that this exclusion shall not apply to liability which would have attached in the absence of such express contract or agreement. 3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other above stated. than as ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED. 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 12 MNSCPT B RANCH Archive Copy

ENDORSEMENT# 13

This endorsement, effective *12:01 am* *January 16, 2017* forms a part of policy number *06-683-04-07*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

CLAIMS EXPENSE INSURING AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that the bond is amended by adding Insuring Agreement (J) to the bond as follows:

CLAIMS EXPENSE

(J) Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, and G and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible Amount of 50,000. If no loss is established hereunder, then the Insured will bear all such expenses. The Underwriter's maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $50,0000 which is part of, and not in addition to, the Aggregate Limit of Liability stated on the Declaration Page of this bond. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Underwriter. This coverage is subject to a deductible of $5,000 each and every loss.

Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS, paragraph (k) of the CONDITIONS AND LIMITATIONS section is hereby deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14057

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ENDORSEMENT# 14

This endorsement, effective 12:01 am January 16, 2017 forms a part of policy number 06-683-04-07
issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

TELEFACSIMILE TRANSFER FRAUD RIDER

It is agreed that:

1. The **INSURING AGREEMENTS** Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

   TELEFACSIMILE TRANSFER FRAUD

   Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

   (1) purports and reasonably appears to have originated from

      (a) a Customer of the Insured,
      (b) another financial institution, or
      (c) another office of the Insured

      but, in fact, was not originated by the Customer or entity whose identification it bears;

   (2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

   (3) contains the name of a person authorized to initiate such transfer,

   provided that, if the transfer was in excess of $50,000, the instruction was verified by a call-back according to a prearranged procedure.

2. Solely with respect to the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, the following Definitions are added to the bond:

   (i) Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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ENDORSEMENT# 14 (Continued)

This endorsement, effective 12:01 am January 16, 2017 forms a part of policy number 06-683-04-07
issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

(ii) Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

3. The TELEFACSIMILE TRANSFER FRAUD Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract, unless the liability arises from a loss otherwise covered by the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

4. Solely for the purpose of the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, proof of loss for a claim must include a copy of the document reproduced by the Telefacsimile Device.

5. Solely for the purpose of the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, exclusion (y) of Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS** Clause is deleted in its entirety.

6. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

2-14057

MNSCPT BRANCH END 14

© All rights reserved.

Archive Copy

ENDORSEMENT# 15

This endorsement, effective 12:01 am January 16, 2017 forms a part of policy number 06-683-04-07
issued to AMERICAN CAPITAL SENIOR FLOATING, LTD.

by National Union Fire Insurance Company of Pittsburgh, Pa.

FRAUDULENT TRANSFER INSTRUCTIONS VIA EMAIL

1. It is agreed that the following Insuring Agreement is added to the above Bond:

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via electronic mail; provided, however that

(1) The fraudulent instruction purports, and reasonably appears, to have originated from:

(a) such Customer,

(b) an Employee acting on instructions of such Customer; or

(c) another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5) For any transfer exceeding the amount set forth in item 8 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2. As used in this Rider, the following terms shall have the following meanings:

"Certificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by a Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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15 EN DORSEM EN T# (Con ti n u e d ) This endo rsem ent, effective 12:01 am January 16, 2017 fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by "Customer" means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction. "Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency. "Written" means expressed through letters or marks placed upon paper and visible to the eye. 3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction. 4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement: (a) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and (b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless: (1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured. 5. Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond. 2-14057 MNSCPT B RAANrcCHhive Copy END 15

15 EN DORSEM EN T# (Con ti n u e d ) This endo rsem ent, effective 12:01 am January 16, 2017 fo rm s a part o f 06-683-04-07 po licy num ber AMERICAN CAPITAL SENIOR FLOATING, LTD. issued to National Union Fire Insurance Company of Pittsburgh, Pa. by 6. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss. 7. The Single Loss Limit of Liability applicable to loss under this Insuring Agreement is: $1,000,000, and the Single Loss Deductible applicable to loss under this Insuring Agreement is $50,000. 8. The amount of any single transfer for which verification via a call required is: $50,000 back will be 9. This rider shall become effective as of 12:01 a.m. on 01/16/2016 2-14057 AUTHORIZED REPRESENTATIVE © All rights reserved. END 15 MNSCPT B RANCH Archive Copy

ENDORSEMENT# *16*

This endorsement, effective *12:01 am* *January 16, 2017* forms a part of policy number *06-683-04-07*
issued to *AMERICAN CAPITAL SENIOR FLOATING, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
41205	04/95	INVESTMENT COMPANY BLANKET BOND - DEC PAGE
41206	09/84	Investment Company Blanket Bond guts
69898	09/06	NEW YORK AMENDATORY - CANCELLATION/NONRENEWAL
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
101929	06/09	ERISA RIDER
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
101787	06/09	NAMED INSURED AMENDED RIDER
101907	06/09	TERMINATION OR CANCELLATION SECTION AMENDED
MNSCPT		DISCOVER AND NOTICE AMENDED RIDER
113011	10/12	PROTECTED INFORMATION EXCLUSION
101036	04/09	CANCELLATION AMENDATORY (RETURN PRO RATA)
MNSCPT		NAMED INSURED AMENDED RIDER
MNSCPT		COMPUTER SYSTEMS FRAUD
MNSCPT		VOICE INITIATED TRANSFER FRAUD RIDER
MNSCPT		CLAIMS EXPENSE INSURING AGREEMENT
MNSCPT		TELEFACSIMILE TRANSFER FRAUD RIDER
MNSCPT		FRAUDULENT TRANSFER INSTRUCTIONS VIA EMAIL
78859	10/01	FORMS INDEX ENDORSEMENT
83231	01/09	NEW YORK LAW 3420 AMENDATORY ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

2-14057

Archive Copy

END 016

78859 (10/01) *BRANCH* Page 1 of 1

ENDORSEMENT# 17 This endorsement, effective 12:01 am January 16, 2017 forms a part of 06-683-04-07 policy number issued to AMERICAN CAPITAL SENIOR FLOATING, LTD. National Union Fire Insurance Company of Pittsburgh, Pa. by NEW YORK AMENDATORY ENDORSEMENT - N Y STATUTE 3420 Wherever used in this endorsement: 1) "we", "us", "our" and "Insurer" mean the insurance Company which issued this policy; 2) "you", "your", "Insured" and "first Named Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; 3) "other insured(s)" means all other persons or entities afforded coverage under the Discovery Period or Extended Reporting Period, as means Claim or Suit as defined in the policy. policy; 4) "Discovery Period" means defined in the policy; and 5) "Claim " It is A. hereby understood and agreed that the policy The following provisions are hereby added to is am ended as follows: the policy: FAILURE TO GIVE NOTICE WITHIN PRESCRIBED TIME: Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed time shall not invalidate any Claim made against an Insured if: (a) it shall be shown not to have been reasonably possible to give notice within the prescribed time and that no tice was given as soon as was reasonably possible thereafter; or the failure to provide timely notice has not prejudiced the Insurer. such Claim shall be deemed to have been first made against the Insured (b) Any and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the "Noticed Policy") in which the Insurer received no tice of the Claim; provided that the coverage afforded with respect to the Noticed Policy shall be in coverage afforded with respect to Insurer (the "Former Policy") in an Amount not greater than the Amount of the Policy Period of the policy issued by the which the Claim was actually first made against the Insured. The foregoing sentence m ay result in (but not be limited to): (1) reducing the limit of liability available for such a Claim to the available limit of liability applicable to the Former Policy; (2) increasing the applicable retention Amount to that retention Amount applicable to the Former Policy; or (3) reducing or eliminating coverage due to exclusions or other restrictions appearing in the Former Policy but eliminated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsement if there was not in existence a Former Policy at the time the Claim was actually first made against the Insured. With respect to subsection (b) above, any such Claim must be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal or extension of the Former Policy. Nothing in this endorsement shall be construed to provide coverage for a Claim under more than PREJUDICE: one Policy Period or Disco very Period. All rights reserved. END 017 Page 1 of 2 2-14057 83231 (1/ 09) BRANCH Active Copy

ENDORSEMENT# 17 (continued) In the event that the Insurer alleges that it was prejudiced as a result of a failure to give no tice within the time required under the policy, the burden of proof shall be on: (a) the Insurer to prove that it has been prejudiced, if the no tice was provided within two years of the time required under the policy; or the Insured to prove that the Insurer has not been prejudiced, if the no tice was provided m o re than two years after the time required under the policy. (b) The Insurer's rights shall not be deemed prejudiced unless the failure to timely provide notice materially impairs the ability of the Insurer to investigate or defend the Claim . Notwithstanding the above, an irrebuttable presumption of prejudice shall apply if, prior to the no tice, the Insured's liability has been determined by a court of competent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlement or other co m promise. NOTICE TO AGENT: No tice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claimant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be deemed no tice to the Insurer. IN SOLVENCY/BANKRUPTCY OF INSURED: The insolvency or bankruptcy of the Insured shall not relieve the Insurer of obligations under this policy as long as all policy requirements are met Insured, its trustee or receiver in bankruptcy. Should a covered judgment rendered against an insolvent or bankrupt Insured, the Insurer shall be liable its by be for the Amount of such judgment not to exceed the applicable limit of liability under this policy. B. The Clause entitled, "Action Against Us " or "Action Against Company" is deleted in its entirety and replaced with the following : No one may bring an action against us unless there has been full compliance with all the terms of this policy and the Amount of the Insured's obligation to pay 1. has been finally determined either by: judgment against the Insured which remains unsatisfied at the expiration of thirty (30) days from the service of no tice of entry of the judgment upon the Insured and upon us; or written Agreement of the Insured, the claim ant and us. 2. Any person or organization or leg al representative thereof who has secured such judgment or written Agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We may not be impleaded by the Insured or its leg al representative in any legal action brought against the Insured by any person or organization. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. AUTHORIZED REPRESENTATIVE All rights reserved. END 017 Page 2 of 2 2-14057 83231 (1/ 09) BRANCH Active Copy

CERTIFICATE OF SECRETARY

The undersigned, Ian P. Fitzgerald, Vice President, General Counsel and Secretary of American Capital Senior Floating, Ltd., a Maryland corporation (the “Corporation”), does hereby certify that:

1.                                      This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2.                                      The undersigned is the duly elected, qualified and acting Vice President, General Counsel and Secretary of the Corporation, has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3.                                      Attached hereto as Exhibit A is a copy of the resolutions approved by a majority of the Board of the Directors who are not “interested persons” of the Corporation within the meaning of Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond.

4.                                      Premiums have been paid for the period January 16, 2017 to January 16, 2018.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 9th day of March, 2017.

/s/ Ian P. Fitzgerald
Ian P. Fitzgerald
Vice President, General Counsel and Secretary

EXHIBIT A

Approval of Insurance and Fidelity Bond

WHEREAS, Section 17(g) of the Investment Corporation Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, require a business development company to provide and maintain a bond, which shall be issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering each officer and employee of the business development company, who may singly, or jointly with others, have access to securities or funds of the business development company, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities;

WHEREAS, the Board has been provided with, and has had an opportunity to ask questions with respect to, a presentation entitled “American Capital Senior Floating, LTD — Investment Corporation Blanket Bond — 2017 Renewal Proposal — January 13th, 2017,” summarizing the proposed renewal of the Corporation’s insured fidelity bond (the “Bond”); and

WHEREAS, Board approval is being sought to renew the Bond for one year in accordance with Section 17(g) of the 1940 Act and Rule 17g-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, by the Board, and separately by a majority of the directors who are not “interested persons” of the Corporation within the meaning of the 1940 Act, that the Corporation shall be named as an insured under the Bond having an aggregate coverage of at least $1,000,000 issued by reputable insurance companies, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Corporation from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act;

RESOLVED FURTHER, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Board, and separately, a majority of the directors who are not “interested persons” of the Corporation within the meaning of the 1940 Act, based on factors including, but not limited to, the amount of the Bond, the expected value of the assets of the Corporation to which any person covered under the Bond may have access, the estimated amount of the premium for the Bond, the type and terms of the arrangements made for the custody and safekeeping of the Corporation’s assets and the nature of the securities in the Corporation’s portfolio;

RESOLVED FURTHER, that the officers of the Corporation (the “Officers”) be, and each of them hereby is, authorized to obtain the Bond and direct the Corporation to pay the premium therefor;

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Corporation be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to prepare and execute any further agreements and documents and take any actions that such Officer determines to be necessary, advisable or appropriate to effect the foregoing resolutions, any such determination to be conclusively evidenced by the taking of any such action.